UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11‑K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission file number: 001-13122

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Reliance Steel & Aluminum Co. Master 401(k) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliance Steel & Aluminum Co.

350 South Grand Avenue, Suite 5100

Los Angeles, California 90071

Reliance Steel & Aluminum Co. Master 401(k) Plan

Financial Statements and
Supplemental Schedules

As of December 31, 2015 and 2014 and

For the Year Ended December 31, 2015

Reliance Steel & Aluminum Co. Master 401(k) Plan

Financial Statements and Supplemental Schedules

As of December 31, 2015 and 2014 and

For the Year Ended December 31, 2015

Reliance Steel & Aluminum Co. Master 401(k) Plan

Contents

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Reliance Steel & Aluminum Co. Master 401(k) Plan

Los Angeles, California

We have audited the accompanying statements of net assets available for benefits of the Reliance Steel & Aluminum Co. Master 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2015 and assets (held at end of year) as of December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Los Angeles, California

June 20, 2016

Financial Statements

Reliance Steel & Aluminum Co. Master 401(k) Plan

Statements of Net Assets Available for Benefits

December 31,	2015	2014

Assets

Investment:
Plan interest in Master Trust	$861,673,145	$874,263,157

Receivables:
Notes receivable from participants	25,878,840	25,496,382
Employer contributions	5,987,246	6,303,990
Due from trustee	701,371	-
Total receivables	32,567,457	31,800,372

Total assets	894,240,602	906,063,529

Liabilities

Excess contributions payable	786,881	691,961

Total liabilities	786,881	691,961

Net assets available for benefits	$893,453,721	$905,371,568

See accompanying notes to financial statements.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2015

Additions

Income:
Interest from notes receivable from participants	$1,107,172
Total income	1,107,172

Contributions:
Participant	37,915,132
Employer, net of forfeitures	19,478,796
Rollover	1,767,144
Total contributions, net	59,161,072

Transfers from other plans	7,687,045

Other:
Revenue sharing program credit	1,231,004

Total additions	69,186,293

Deductions

Plan interest in Master Trust investment loss, net	4,341,650
Benefits paid to participants and beneficiaries	76,565,706
Deemed distributions of notes receivable from participants	74,563
Administrative expenses	122,221

Total deductions	81,104,140

Net decrease	(11,917,847)

Net assets available for benefits, beginning of year	905,371,568

Net assets available for benefits, end of year	$893,453,721

See accompanying notes to financial statements.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

1.	Description of the Plan

The following description of the Reliance Steel & Aluminum Co. Master 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and the plan document for a more complete description.

General

The Plan provides certain benefits to the employees of Reliance Steel & Aluminum Co. and certain subsidiaries (collectively the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments.

The Plan is sponsored by Reliance Steel & Aluminum Co. (“Sponsor”) whose subsidiaries are participating employers (“Participating Employers”) in the Plan. The Plan is administered by the RSAC Employee Benefit Committee (“Plan Administrator”). Fidelity Management Trust Company (“Fidelity”) is the trustee and recordkeeper of the Plan. The Plan is a 401(k) plan established for all employees of the Participating Employers of the Company who are not members of a collective bargaining unit for which the Company is required to make contributions to another 401(k) plan. Employees of subsidiaries of Reliance Steel & Aluminum Co., other than those listed below, are not covered under this Plan as of December 31, 2015.

Allegheny Steel Distributors, Inc.	Infra – Metals Co.
Aluminum and Stainless, Inc.	Liebovich Bros., Inc.
American Metals Corporation	Metals USA, Inc.
AMI Metals, Inc.	Northern Illinois Steel Supply Co.
CCC Steel, Inc.	National Specialty Alloys, Inc.
Chapel Steel Corp.	Pacific Metal Company
Chatham Steel Corporation	PDM Steel Service Centers, Inc.
Clayton Metals, Inc.	Phoenix Corporation
Continental Alloys and Services, Inc.	Precision Flamecutting and Steel, Inc.
Crest Steel Corporation	Service Steel Aerospace Corp.
Delta Steel, Inc.	Siskin Steel & Supply Company, Inc.
Diamond Manufacturing Company	Smith Pipe & Steel Company
Durrett Sheppard Steel Co., Inc.	Sugar Steel Corporation
Earle M. Jorgensen Company	Sunbelt Steel Texas, Inc.
Feralloy Corporation	Toma Metals, Inc.
Fox Metals and Alloys, Inc.	Valex Corp.
GH Metal Solutions, Inc.	Viking Materials, Inc.
Haskins Steel Co., Inc.	Yarde Metals, Inc.

On October 30, 2015, Metals USA Holdings Corp. merged into Metals USA, Inc.

Transfers from Other Plans

During 2015, two 401(k) retirement plans were merged into the Plan, and their assets were transferred accordingly. Additionally, uncashed checks distributed from the previously merged Metals USA, Inc. 401(k) Plan were cancelled and the amounts were transferred accordingly. The value of the participant account balances, including notes receivable from participants, were transferred into the Plan as follows:

2015

Northern Illinois Steel Supply Co. 401(k) Plan	$6,901,154
Fox Metals and Alloys, Inc. 401(k) Profit Sharing Plan and Trust	769,055
Metals USA, Inc. 401(k) Plan	16,836

$7,687,045

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

Eligible employees of Northern Illinois Steel Supply Co. became eligible to participate in the Plan as of April 1, 2015 and received past service credit for purposes of vesting under the provisions of the Plan.

Eligible employees of Fox Metals and Alloys, Inc. became eligible to participate in the Plan as of July 1, 2015 and received past service credit for purposes of vesting under the provisions of the Plan.

Participation

Each employee is eligible to participate on the first day of each Plan calendar quarter after the completion of three months of service.

Each newly eligible employee is automatically enrolled into the Plan with a 3% deferral of eligible compensation, unless the employee selects a different deferral percentage or declines to participate in the Plan.

Contributions

Participants may make up to 50% deferrals of eligible compensation to the Plan, subject to federal limits. In addition, the participating employers may make discretionary matching and profit sharing contributions to the Plan. Discretionary matching contributions are made each payroll period. Discretionary profit sharing contributions are made annually, and eligible participants must be employed by the Company on the last day of the Plan year.   Participants may also contribute eligible rollovers from other qualified defined benefit or defined contribution plans and individual retirement accounts.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and allocations of investment earnings. The participant is entitled to the benefit from their vested account balance. Participants may direct the investment of their account balances into various investment funds offered by the Plan.

Vesting

Participants are immediately vested in their accounts with respect to participant contributions, eligible rollovers and earnings thereon. Participants vest in Company contributions and earnings thereon based upon the following schedule:

Years of Service	Percentage

Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%

Payment of Benefits

Upon retirement, disability, death, or termination of service, a participant is eligible to receive a lump-sum amount equal to the value of the vested interest in his or her account. Installment payment options are also available. Other withdrawals from participants' account balances may be made under certain circumstances, as defined in the Plan document.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

Forfeitures

Forfeitures from nonvested participant accounts are used to reduce future Company contributions. As of December 31, 2015 and 2014, all forfeited nonvested account balances had been used to reduce Company contributions. For the year ended December 31, 2015, $738,677 was used to reduce the Company’s contributions.

Notes Receivable from Participants

Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the respective participant's vested account balance and are subject to interest charges. Interest rates applicable to new notes are determined by the Plan Administrator on the first day of each calendar quarter based on prevailing market rates. Loans are repaid ratably through periodic payroll deductions over a term not exceeding five years and up to ten years for the purchase of a primary residence. The Plan holds notes from transferred plans whose maturities may exceed ten years. Notes receivable from participants as of December 31, 2015 bear interest at rates ranging from 2.75% to 10.50% and mature through December 2025.  Interest earned is recorded on an accrual basis as interest income from notes receivable from participants in the Statement of Changes in Net Assets Available for Benefits.

Administrative Expenses

Loan establishment, loan maintenance and overnight postage fees are paid by the Plan participants to the trustee. For the Plan year ended December 31, 2015, these expenses totaled $122,221.

The Plan receives investment funds administrative revenue credits through its participation in Fidelity’s revenue sharing program. Prior to January 1, 2015, participant maintenance-related expenses were offset by investment funds administrative revenue credits received under the program. Beginning with the 2015 Plan year, the Company, which is a party-in-interest, paid the participant maintenance-related expenses and the investment funds administrative revenue will be allocated to eligible participant accounts. Non-investment costs and administrative expenses of the Plan are not reflected in the accompanying financial statements as they are paid by the Company and constitute exempt party-in-interest transactions under ERISA. The revenue sharing program credit for the year ended December 31, 2015 was $1,231,004, of which $529,633 was received by the Plan in 2015, and the balance, $701,371, recorded as Due from trustee, was received by the Plan in 2016. The revenue sharing credits are invested in the money market fund until allocated to Plan participants. The Plan will allocate the 2015 revenue sharing credit in 2016. Revenue sharing credits, if any, are allocated on a quarterly basis equally to eligible Plan participants with a balance as of the end of each quarter.

2.Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

As described in the Plan Accounting—Defined Contribution Pension Plans topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Codification”), contract value is the relevant measure for investment contracts held by a defined-contribution plan that meet the fully benefit-responsive investment contract criteria. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan retains an interest in the Reliance Steel & Aluminum Co. Master 401(k) Plan Master Trust (the “Master Trust”).  See Note 3, Information Concerning the Master Trust.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

The Plan invests in the Fidelity Managed Income Portfolio which is a common collective trust. It invests in fully benefit-responsive investment contracts issued by insurance companies and other financial institutions, and in fixed income securities (see Investment Valuation and Income Recognition).

Investment Valuation and Income Recognition

The Plan retains an interest in the Master Trust, which holds investments in registered investment companies (mutual funds), a common collective trust, and in common stock. Registered investment companies (mutual funds) and common stock are stated at fair value based on the quoted market price of the funds or common stock. The investments in the registered investment companies represent the net asset value of the shares held by the Master Trust at year-end. The investment in the common collective trust is stated at net asset value as determined by the trustee at the end of the Plan year except when holding fully benefit-responsive investment contracts as described below. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan invests in the Fidelity Managed Income Portfolio, a stable value fund held within a common collective trust, which has entered into fully benefit-responsive investment contracts to provide preservation of principal, maintain a stable interest rate, and provide liquidity at contract value for participant withdrawals and transfers. The stable value fund has an investment objective to maintain a constant net asset value while generating a slightly higher yield than the money market fund. Generally, there are no restrictions on a participant’s ability to redeem their investment in the common collective trust at the investment’s net asset value (NAV). However, withdrawals prompted by certain events (e.g., termination of the managed income portfolio, changes in laws or regulations) may restrict a participant’s ability to redeem the investment at its NAV.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation (depreciation) is included in the accompanying Statement of Changes in Net Assets Available for Benefits as Plan interest in Master Trust investment loss, net which is detailed in Note 3, Information Concerning the Master Trust.

Risks and Uncertainties

The Plan retains an interest in the Master Trust which utilizes various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the financial statements.

The Plan provides investment options that hold securities of foreign companies, which may involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Payment of Benefits

Benefits paid to participants are recorded when paid.

Recently Issued Accounting Pronouncements

In July 2015, the FASB issued accounting guidance to reduce complexity in employee benefit plan accounting as part of its simplification initiative. This new guidance requires fully benefit-responsive investment contracts to be measured, presented, and disclosed only at contract value. The guidance also eliminated certain investment disclosures. The Plan adopted these changes for the 2015 Plan year and the presentation of the Net Assets Available for Benefits as of December 31, 2014 has been retrospectively adjusted.

In May 2015, the FASB issued accounting guidance that will remove certain disclosures and the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value per share practical expedient. The guidance should be applied retrospectively to all periods presented and is effective for Plan years beginning after December 15, 2015, with early adoption permitted. Adoption of this new accounting guidance is not expected to have a material impact on the Plan’s financial statements.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

3.Information Concerning the Master Trust

The Plan has an undivided interest in all investments of the Master Trust. The following tables summarize the net assets and net investment loss of the Master Trust:

December 31,	2015	2014

Assets

Investments, at fair value:
Interest-bearing cash	$2,676,709	$3,026,087
Money market fund	57,979,749	55,804,745
Mutual funds	712,230,090	721,214,219
Reliance Steel & Aluminum Co. common stock	65,846,855	74,164,149
Total investments, at fair value	838,733,403	854,209,200

Investment in common collective trust, at contract value	22,931,434	19,850,187
Total investments	861,664,837	874,059,387

Receivables:
Other receivables	21,822	225,304
Total receivables	21,822	225,304

Total assets	861,686,659	874,284,691

Liabilities

Other payables	13,514	21,534

Total liabilities	13,514	21,534

Net assets available for benefits	$861,673,145	$874,263,157

Master Trust investment loss:

Year Ended December 31,	2015

Investment income:
Net depreciation in fair value of investments	$(53,557,195)
Interest and dividend income	49,215,545

Total investment loss, net	$(4,341,650)

Participants may invest in certain investments offered by Fidelity, the trustee and recordkeeper of the Plan, including a unitized common stock fund containing common stock of Reliance Steel & Aluminum Co. and interest-bearing cash. At December 31, 2015 and 2014, the Plan, through the Master Trust, held 1,546,517 and 1,657,189 unitized shares of Reliance Steel & Aluminum Co. stock fund with a fair value of $68,531,872 and $77,394,006, respectively. As of December 31, 2015 and 2014, the Reliance Steel & Aluminum Co. stock fund consisted of 1,137,055 and 1,210,448 shares, respectively, of Reliance Steel & Aluminum Co. common shares. At December 31, 2015 and 2014, the fund contained interest-bearing cash of $2,676,709 and $3,026,087, respectively, and other receivables of $21,822 and $225,304, respectively. The fund also contained other payables of $13,514 and $21,534 as of December 31, 2015 and 2014, respectively.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

For risks and uncertainties regarding investment in the Company’s common stock, participants should refer to the Reliance Steel & Aluminum Co. Annual Report on Form 10-K for the year ended December 31, 2015 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2016.

4.Fair Value Measurements

The Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in markets that are active; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets measured at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$2,676,709	$-	$-	$2,676,709
Mutual funds	712,230,090	-	-	712,230,090
Money market fund	57,979,749	-	-	57,979,749
Reliance Steel &
Aluminum Co. common stock	65,846,855	-	-	65,846,855

Total investments at fair value	$838,733,403	$-	$-	$838,733,403

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets measured at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$3,026,087	$-	$-	$3,026,087
Mutual funds	721,214,219	-	-	721,214,219
Money market fund	55,804,745	-	-	55,804,745
Reliance Steel &
Aluminum Co. common stock	74,164,149	-	-	74,164,149

Total investments at fair value	$854,209,200	$-	$-	$854,209,200

The Master Trust’s investments that are measured at fair value on a recurring basis, such as the money market fund, mutual funds, and equity securities are generally classified within Level 1 of the fair value hierarchy. The fair values of these investments are based on quoted market prices in active markets.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

5.Related Party Transactions

Certain Master Trust investments are shares of mutual funds, shares of a common collective trust, shares of a unitized common stock fund and a money market fund managed by Fidelity, the trustee and recordkeeper as defined by the Plan. The Plan also engages in the purchase and sale of Reliance Steel & Aluminum Co. common stock. These transactions qualify as exempt party-in-interest transactions. Additionally, notes receivable from participants also qualify as exempt party-in-interest transactions.

6.Income Tax Status

The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated May 20, 2014, confirming compliance with the Pension Protection Act of 2006 (“PPA”) and in consideration of the 2010 Cumulative List of Changes in the Plan Qualification Requirements. Although the Plan has been subsequently amended, the Plan Administrator believes the Plan is currently designed and operating in compliance with the applicable provisions of the Internal Revenue Code.

The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require provision for income taxes in the accompanying financial statements.

7.Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.Excess Contributions Payable

Excess contributions payable represents amounts owed to participants who made excess contributions based on the compliance testing performed by the Plan’s recordkeeper. The excess contributions payable balances were returned by the Plan to the participants prior to IRS deadlines.

9.Nonexempt Transactions

As reported on the Form 5500, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions, certain participant contributions and loan repayments were not remitted to the Plan within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company during the 2015 Plan year. Late remittances amounted to $87,641 for the 2015 Plan year. The Company is currently in process of making the appropriate filings in accordance with the IRS’ Employee Plans Compliance Resolution System and plans to remit lost earnings to the Plan in 2016.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

10.Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as reported on the Form 5500 with that reported in the accompanying financial statements:

December 31,	2015	2014

Net assets available for
benefits as reported on Form 5500	$893,610,323	$905,666,012
Adjustment from fair value to contract value
for fully benefit-responsive investment contracts
held by a common collective trust	(156,602)	(294,444)

Net assets available for benefits as reported
on the accompanying financial statements	$893,453,721	$905,371,568

The following is a reconciliation of the changes in net assets available for benefits as reported on the Form 5500 with that reported in the accompanying financial statements:

Year ended December 31,	2015

Net decrease in net assets available for benefits as
reported on Form 5500 *	$(12,055,689)

Investments:
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common collective trust:
Beginning of year	294,444
End of year	(156,602)

Net decrease in net assets available for Plan benefits
as reported on the accompanying financial statements	$(11,917,847)

* - The net decrease in net assets available for benefits as reported on the Form 5500 includes asset transfers made during the year.

Supplemental Schedules

Reliance Steel & Aluminum Co. Master 401(k) Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Employer Identification Number: 95-1142616

Plan Number: 003

Form: 5500

Year Ended December 31, 2015	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments are included: ☑
$87,641	$32,806	—	—	$212,444 *

* Includes $157,609 of Contributions Not Corrected included in Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2014. There are no remaining uncorrected amounts for the year ended December 31, 2014.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 95-1142616
Plan Number: 003
Form Number: 5500

December 31, 2015
		(c)
		Description of Investment, including
	(b)	Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost **	Value

	Master Trust:
*	Master Trust:	Plan interest in Master Trust Investments	-	$861,829,747

	Notes receivable from
	participants:
		Notes receivable from participants with
		interest rates ranging from 2.75% to 10.50%,
	Notes receivable from	collateralized by participants' account
*	participants	balance and maturing through December 2025	-	25,878,840

			Total	$887,708,587

* - Represents a party-in-interest as defined by ERISA.

**- The cost of participant-directed investments is not required to be disclosed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Reliance Steel & Aluminum Co. Master 401(k) Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RELIANCE STEEL & ALUMINUM CO.

MASTER 401(k) PLAN

Dated: June 20, 2016	By:	/s/ Karla R. Lewis
Karla R. Lewis
Member of the Reliance Steel & Aluminum Co. Master 401(k) Plan Committee

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm—BDO USA, LLP